Exhibit 99.1

Audience:	Global Dell VPs/Directors
Channel:	Email
From:	Michael
Title:	Intent to Acquire Perot Systems
Timing:	6:00 am CT once releases crosses wire
A few minutes ago we announced plans to acquire Perot Systems, a company you know as a global provider of innovative business and IT services and a company we have collaborated with for many customers. This is the latest and a particularly important step in transforming Dell, supported by one of our strategic pillars, to be the best-value solutions integrator for the Efficient Enterprise. The acquisition will position Dell even better for immediate and long-term growth and efficiency.
We will be communicating this exciting news to all employees shortly. Additional information about the planned acquisition and Perot Systems is available to you at the online Executive Suite. Please familiarize yourself with this development so you are prepared to put this in the right strategic context and answer questions from your teams, customers and partners.
Among other communications, we will be conducting town hall meetings at Perot Systems this morning and at Dell, with managers and executives from the Services and IT teams, this afternoon. The meeting in Round Rock will be videotaped and made available to all employees through One Dell Way. We’ll be active on our internal blogs and other communications channels to help educate and excite our global teams on this new development. We will also be sharing our news with investors and securities and industry analysts, and through business and IT-trade journalists.
We expect to complete the acquisition of Perot Systems later this year.  In the meantime, and even as representatives from both companies plan for eventual integration, it is critical we all understand that Dell and Perot Systems will continue to function as independent organizations:  collaborating in many cases and competing against each other in others, doing business as we did before this announcement.
This is an important day in our history as we continue to build a bigger and better Dell. Thank you for your support and leadership through this exciting time.
Additional Information
The planned tender offer described in this email has not yet commenced.  The description contained in this email is not an offer to buy or the solicitation of an offer to sell securities.  At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  Those materials will be made available to Perot Systems’ stockholders at no expense to them.  In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.